Exhibit 2

B.V.R. SYSTEMS (1998) LTD.
                                                              EARNINGS RELEASE



           BVR SYSTEMS (1998) LTD. REPORTS THIRD QUARTER 2002 RESULTS


           ROSH HA'AYIN, ISRAEL - NOVEMBER 13, 2002 - BVR SYSTEMS (1998) LTD. (NASDAQ: BVRS), a diversified world leader in advanced military training and simulation systems, today announced a net loss of $3.5 million, or $0.33 per share for third quarter 2002, compared with a net profit of $0.02 million, or $0.00 per share for the third quarter of 2001. Net loss for the first nine months of 2002 was $3.5 million or $0.33 per share, compared with a net loss of $1.1 million or $0.10 per share for the first nine months of 2001.

           Revenues for the third quarter of 2002 were $3.4 million, compared with revenues of $11.5 million for the third quarter of 2001. For the nine months of 2002, BVRS' revenues decreased 32 percent to $22.8 million, compared with 2001 nine-month revenues of $33.5 million.

           BVRS' chief executive officer, Yoel Katzir, commented: "The state of certain major regional defense training and simulation markets has made 2002 a challenging year for BVR Systems. The overall economic slowdown in BVRS' traditional markets and the decreasing rate of receipt of new contracts has driven us to pursue operational efficiencies and cost cutting measures in order to lessen the market's effect on the Company's bottom line."


           Third quarter 2002 operating loss was $3.1 million, compared with an operating profit of $0.7 million for the same period of last year. Operating loss for the nine months of 2002 came to $2.2 million, compared with an operating loss of $0.2 million for the first nine months of 2001.

           The gross loss for the third quarter of 2002 was $0.9 million, compared to a gross profit of $2.6 million for the third quarter of the previous year. For the first nine months of 2002, the gross profit was $4.1 million, compared with a gross profit of $5.6 million for the same period in 2001.

           Mr. Katzir noted that a major portion of the third quarter's gross loss resulted from additional anticipated investments of resources in an existing customer contract. "In order to finalize the production of a high-end system, it was necessary to invest additional resources in development of certain software components of that system."


           Mr. Katzir stated that BVRS' order backlog at the end of the third quarter was approximately $25.3 million. In addition, as of September 30th, 2002, BVRS had a deficiency in its shareholders' equity and its working capital of $1.3 million and $3.2 million, respectively.

           At a meeting of BVRS' Board of Directors, convened to approve the financial results of BVRS for the first nine months of 2002, the Board and specifically the representatives of BVRS' principal shareholders, expressed such principal shareholders' commitment to support BVRS' operations, in any case it is so needed, to an extent and nature to be agreed among such principal shareholders

           "In many countries the defense training and simulation markets have been hard hit by the overall global economic malaise and limitations in government spending," continued Mr. Katzir. "Allocated funds are most often conserved for direct weaponry applications and supply. Operating in the training sector of this market, BVR Systems has been a first-hand witness to postponement of potential contracts and reallocations of resources."

           BVR also announced that it remains focused on developing strategic alliances in the United States in order to compete more effectively on upcoming tenders in the United States and in the rest of the world.

           " We believe that opportunity exists, even in this challenged global environment, for BVR Systems' advanced defense training and simulation systems. We are making it our goal to pursue not only the most advanced technology possible, but also the most accessible for customers with budgetary constraints."


BVR SYSTEMS (1998) LTD., (NASDAQ:BVRS) IS A WORLD LEADER IN ADVANCED DEFENSE TRAINING AND SIMULATION SYSTEMS. THE COMPANY IS PART OF ELISRA GROUP, A WORLD LEADER IN THE DEVELOPMENT OF ELECTRONIC WARFARE (EW) SYSTEMS, AND OFFERS HIGHLY EFFICIENT, COST EFFECTIVE SOLUTIONS FOR THE SIMULATION, TRAINING AND DEBRIEFING NEEDS OF MODERN AIR, SEA AND GROUND FORCES. FOR MORE INFORMATION VISIT THE COMPANY'S WEB SITE AT HTTP://WWW.BVRSYSTEMS.COM.

This press release contains forward-looking statements within the meaning of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems' management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reduction in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company's operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the company's products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems' results to vary from expectations, please see the Company's reports filed from time to time with the SEC.

                             FINANCIAL TABLES FOLLOW

B.V.R. Systems (1998) Ltd.

UNAUDITED CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------------------------------------

                                                               SEPTEMBER 30
                                                   -----------------------------------
                                                        2002                 2001           DECEMBER 31 2001
                                                        ----                 ----           ----------------
                                                   US$ THOUSANDS         US$ THOUSANDS        US$ THOUSANDS
                                                     UNAUDITED             UNAUDITED             AUDITED
                                                   -------------         -------------        -------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                           $    2,059           $    1,039            $    1,390
Restricted bank deposits                                 4,487               10,433                 4,253
Trade receivables                                       17,039               20,024                20,149
Work in progress                                           388                  *28                   *19
Other receivables and prepaid expenses                   1,069                 *418                *1,062
Inventories                                              1,656                1,139                 1,376
                                                    -----------          -----------           -----------

Total current assets                                    26,698               33,081                28,249
                                                    -----------          -----------           -----------

INVESTMENTS AND LONG-TERM RECEIVABLES                      627                1,366                 1,260
                                                    -----------          -----------           -----------

FIXED ASSETS
Cost                                                     9,286                8,694                 8,807
Less - accumulated depreciation                         (7,517)             (6,658)                (6,864)
                                                    -----------          -----------           -----------

Fixed assets, net                                        1,769                2,036                 1,943
                                                    -----------          -----------           -----------


                                                    -----------          -----------           -----------
TOTAL ASSETS                                        $   29,094           $   36,483            $   31,452
                                                    ===========          ===========           ===========

*  Reclassified

B.V.R. Systems (1998) Ltd.

UNAUDITED CONSOLIDATED BALANCE SHEET
------------------------------------------------------------------------------------------------------------

                                                               SEPTEMBER 30
                                                   -----------------------------------
                                                        2002                 2001           DECEMBER 31 2001
                                                        ----                 ----           ----------------
                                                   US$ THOUSANDS         US$ THOUSANDS        US$ THOUSANDS
                                                     UNAUDITED             UNAUDITED             AUDITED
                                                   -------------         -------------        -------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Short-term bank credit                            $   14,711             $   15,574            $   12,002
Trade payables                                         9,671                 10,002                 8,513
Excess of advances from customers over
 amounts recognized as revenue                         1,713                 *4,177                *3,897
Other payables and accrued expenses                    3,807                 *4,109                *4,294
                                                  -----------            -----------           -----------

Total current liabilities                             29,902                 33,862                28,706
                                                  -----------            -----------           -----------

ACCRUED SEVERANCE PAY                                    511                    585                   584
                                                  -----------            -----------           -----------

SHAREHOLDERS' EQUITY

Share capital                                          2,529                  2,529                 2,529
Additional paid-in capital                            21,408                 21,408                21,408
Accumulated deficit                                  (25,256)               (21,901)              (21,775)
                                                  -----------            -----------           -----------

                                                      (1,319)                 2,036                 2,162
                                                  -----------            -----------           -----------

                                                  -----------            -----------           -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        $   29,094             $   36,483            $   31,452
                                                  ===========            ===========           ===========


*  Reclassified

B.V.R. Systems (1998) Ltd.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
----------------------------------------------------------------------------------------------------------------------------------

                                             NINE MONTHS ENDED                         THREE MONTHS ENDED
                                    --------------------------------        --------------------------------         YEAR ENDED
                                     SEPTEMBER 30      SEPTEMBER 30          SEPTEMBER 30      SEPTEMBER 30          DECEMBER 31
                                         2002              2001                  2002              2001                  2001
                                         ----              ----                  ----              ----                  ----
                                      (UNAUDITED)       (UNAUDITED)          (UNAUDITED)       (UNAUDITED)            (AUDITED)
                                     US$ THOUSANDS     US$ THOUSANDS        US$ THOUSANDS     US$ THOUSANDS         US$ THOUSANDS
                                     -------------     -------------        -------------     -------------         -------------
Income from sales                     $  21,708          $  32,643            $   3,134         $  10,676             $  42,550
Income from royalties
 and commissions                          1,059                854                  226               792                 1,451
                                      ----------         ----------           ----------        ----------            ----------
                                         22,767             33,497                3,360            11,468                44,001

Cost of sales                            18,687             27,893                4,256             8,835                35,845
                                      ----------         ----------           ----------        ----------            ----------
Gross profit (loss)                       4,080              5,604                 (896)            2,633                 8,156

Operating expenses:

Research and
 development, net                         1,130                551                  408               237                 1,081
Selling and marketing                     1,703              1,440                  691               426                 1,915
General and administrative                3,473              3,777                1,071             1,227                 5,029
                                      ----------         ----------           ----------        ----------            ----------
Operating profit (loss)                  (2,226)              (164)              (3,066)              743                   131

Financial expenses, net                    (878)              (696)                (168)             (527)                 (742)
Other expenses, net                        (102)              (196)                (102)             (196)                 (319)
                                      ----------         ----------           ----------        ----------            ----------
Profit (loss) before
 income taxes                            (3,206)            (1,056)              (3,336)               20                  (930)
Income tax expenses                        (275)                 -                 (158)                -                     -
                                      ----------         ----------           ----------        ----------            ----------
Net profit (loss) for the period         (3,481)            (1,056)              (3,494)               20                  (930)
                                      ==========         ==========           ==========        ==========            ==========
Loss per share:

Basic and diluted profit
 (loss) per share (in US$)                (0.33)              (0.1)               (0.33)                -                 (0.09)
                                      ==========         ==========           ==========        ==========            ==========
Weighted average number of ordinary
 shares outstanding (in thousands)
 used in basic and diluted profit
 (loss) per share calculation         $  10,660          $  10,705            $  10,661         $  10,705             $  10,705
                                      ==========         ==========           ==========        ==========            ==========
